Exhibit 99.75

Change of Auditor Notice

TO:	Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission

On December 20, 2023, BF Borgers CPA PC, (“Borgers”), resigned as auditors of DeFi Technologies Inc. (the “Corporation”) on its own initiative, and the Audit Committee and the Board of Directors of the Corporation accepted such resignation. On the recommendation of the Audit Committee, the Board of Directors approved a proposal to engage the accounting firm of HDCPA Professional Corporation (“HDCPA”) as auditors for the Corporation for the audit of the Corporation’s financial statements for the fiscal year ending December 31, 2023. The Corporation will ask that the shareholders of the Corporation ratify the appointment of HDCPA at the next annual meeting of the shareholders of the Corporation, to be held in 2024.

Borgers did not express any modified opinion in its auditor’s report for the financial statements of the Corporation for the fiscal year ended December 31, 2022 (the “2022 Statements”), during which Borgers was the Corporation’s auditor.

The Corporation has requested Borgers and HDPCA to each furnish a letter addressed to the securities administrators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

On October 23, 2023, the Corporation was advised of an engagement findings report dated October 12, 2023 (the “CPAB Report”) from the Canadian Public Accountability Board (“CPAB”) with respect to Borgers that impacts the 2022 Statements. In addition, on December 7, 2023, CPAB issued an enforcement report (the “Enforcement Report”), a copy of which can be accessed here, which identified multiple significant inspection findings in relation to its audit of the Corporation, each of which constitute a separate Violation Event (as defined in the Rules of CPAB). The various enforcement actions imposed on Borgers included that the firm terminate its engagement with two of its Canadian reporting issuers and a prohibition from assigning a certain unnamed partner to audits of financial statements of reporting issuers in any Canadian jurisdiction in which the unnamed partner is not properly licensed to provide public accounting services by the relevant provincial Chartered Professional Accountant (“CPA”) regulatory body. These enforcement actions were a factor in Borger’s resignation.

The Audit Committee has received and reviewed a copy of the CPAB Report, which detailed a variety of significant findings in relation to CPAB’s inspection of the audit of the 2022 Statements. A summary of the findings in the CPAB Report that may affect the assurances placed on the 2022 Statements is set forth in Appendix A. As a result of the significant findings outlined in the CPAB Report, the Corporation has received information requests from Borgers on its remediation plan, including third party confirmations from all of the Corporation’s digital asset custodians to confirm existence of the digital assets and fair market value, confirmations for all the private investments confirming the existence of the Corporation’s holdings and their latest financing details, management forecast files and schedules including all assumptions used in the goodwill impairment analysis, confirmation of exchange traded products, working papers on the calculation of staking and lending revenue, management fees and node revenue. To date, the Corporation has provided all requested information available to it and will continue to provide information as required.

The Corporation has delivered a copy of the CPAB Report and Enforcement Report to HDCPA.

The CPAB Report also states that:

“A significant inspection finding identified by CPAB is defined as a significant deficiency in the application of generally accepted auditing standards related to a material financial balance or transaction stream where the audit firm must perform additional audit work in the current year to support the audit opinion and/or is required to make significant changes to its audit approach. CPAB requires the audit firm to respond in writing to all significant inspection findings.

In responding to most significant inspection findings, the audit firm usually performs additional audit work to be satisfied the issued audit opinion remains appropriate.

If a potential material error in the RI financial statements is not identified, the audit firm would report the written communications required by the Protocol to the audit committee at its next scheduled meeting. If a potential material error is identified, the audit firm will advise the RI, including its audit committee, on a priority basis”

The fact of the CPAB Report, the underlying findings as set forth in Appendix A, the Enforcement Report and the outstanding remediation actions is an “unresolved issue” constituting a “reportable event” pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) as it could have a material impact on the auditor report provided on the 2022 Statements. The Audit Committee has discussed the CPAB Report and the remediation plan with Borgers and authorizes Borgers to respond fully to inquiries by HDCPA concerning the CPAB Report, Enforcement Report and remediation plan. While the Corporation continues to respond to information requests by Borgers with respect to the remediation plan, CPAB has advised the Corporation that Borgers has not consulted with CPAB on Borgers’ remediation plan or any remediation activities.

HDCPA has provided a “consultation” (as such term is defined in NI 51-102), which is a “reportable event” (as such term is defined in NI 51-102), with respect to the CPAB Report, Borgers’ remediation plan and the impact on the scope of the audit for Fiscal 2023. Pursuant to such consultation, HDCPA has advised that it may perform additional procedures on year-end 2022 balances and transactions and/or modify its independent auditor’s report to the extent that any remediation plan is not completed in a timely manner. The Corporation has consulted with Borgers on this issue and continues to work with Borgers to carry out the remediation plan.

DATED the 8th day of January, 2024

DEFI TECHNOLOGIES INC.

(Signed) “Ryan Ptolemy”
Name:	Ryan Ptolemy
Title:	Chief Financial Officer

Appendix A

Topic	Significant Findings	Impact on Assurance Placed on the 2022 Statements
Digital Assets

The engagement team did not design and perform audit procedures that respond to risks related to existence, completeness, accuracy, valuation and rights/ownership of the digital assets.

There was no evidence of the engagement team’s understanding of how digital assets transactions are initiated, and how information about them is recorded, processed, corrected as necessary, incorporated in the general ledger and reported in the financial statements. The engagement team did not obtain evidence to evaluate the nature and significance of the services provided by the custodians and liquidity providers that held material digital assets, which were integral to the company’s processes. Similarly, there was no evidence that the engagement team understood how management safeguards the digital assets in self-custody. Given the nature of the digital assets and the relationships with the service providers, the engagement team should have considered whether substantive testing alone was sufficient to address the risk of material misstatement.

There was no indication that the engagement team considered how fraud may be perpetrated and the engagement team did not document the nature, timing and extent of audit procedures, and the linkage of those procedures with the assessed risks of material misstatement due to fraud at the assertion level.

No procedures were performed by the engagement team to evidence the safeguarding of the digital assets by the service providers, and that the records kept by the service providers were complete and accurate. Therefore, the engagement team did not establish that the screenshots, statements, and information viewed on-screen from the accounts were reliable evidence supporting the risks identified.

There were no substantive audit procedures to respond to the significant risks as they relate to the digital assets in self-custody There was no evidence that the engagement team considered whether digital asset pricing sources were representative of the principal market for the purposes of an input into the estimation of the fair value of the digital assets.

There was no evidence in the work papers that the engagement team evaluated the company’s accounting policy and whether it was in accordance with IFRS,

Potential restatement of the Corporation’s Digital Assets as at December 31, 2022.

ETP Holders

The engagement team did not design and perform audit procedures that respond to risks related to existence, completeness, accuracy, valuation and rights/obligations of the ETP holders payable.

There was no evidence of the engagement team’s understanding of how ETP transactions are initiated and how information about them is recorded, processed, corrected as necessary, incorporated in the general ledger and reported in the financial statements.

There was no indication that the engagement team considered how fraud may be perpetrated and the engagement team did not document the nature, timing and extent of audit procedures, and the linkage of those procedures with the assessed risks of material misstatement due to fraud at the assertion level

There was no evidence in the file that the engagement team confirmed the existence of the securities with the securities depositories, custodians or transfer agents, as applicable.

Potential restatement of the Corporation’s ETP Holder Liability as at December 31, 2022.
Private Investments

There was insufficient appropriate audit evidence to support that investments were within the company’s custody and that the company owned the investments. The company used recent transactions as a basis to estimate the fair value of the investments at year end. There was insufficient appropriate audit evidence of the engagement team’s evaluation of the valuation technique and no evidence to support that the recent transactions occurred and the accuracy and completeness of recent transactions and reasonability of other valuation assumptions to support management’s valuation.

Potential restatement of the Corporation’s Private Investments as at December 31, 2022.
Revenue

The engagement team did not design and perform audit procedures that respond to risks related to occurrence, completeness, accuracy, and cut-off of revenues.

There was no evidence of the engagement team’s understanding of how revenue transactions are initiated, and how information about them is recorded, processed, corrected as necessary, incorporated in the general ledger and reported in the financial statements.

There were no tests of details of staking and lending income For management fees, there were no audit procedures to establish the accuracy and completeness of the management fee tracking document used as audit evidence, including the assets under management and the applicable fee rates. The company is the calculating agent for the securities but there was no evaluation of whether management’s calculations were correct at December 31, 2022

There were no procedures to ensure the completeness and accuracy of reward tokens information from the service provider.

Potential restatement of the Corporation’s Revenue, Staking Income, Management Fees and/or Node Revenue as at December 31, 2022.

Goodwill

There was no evidence that the engagement team evaluated the competence, capabilities and objectivity of management’s expert and the engagement team did not document their understanding of the expert’s work or an evaluation of the appropriateness of the work as audit evidence. The valuation models used by the expert relied on various assumptions and inputs from management. There was no documentation of the engagement team’s understanding of how management developed the assumptions and no assessment of the reasonability of the estimates.

Potential restatement of the Corporation’s Goodwill as at December 31, 2022.
Fraud and Journal Entries

The engagement team did not make required management and audit committee inquiries, specifically related to the company’s fraud risk assessment process, where fraud could occur, and whether the individuals were aware of any fraud alleged or suspected. Other required risk assessment procedures were not completed, including, analytical procedures performed to identify unusual or unexpected relationships, and identification of the entity’s controls that address fraud risks.

The Corporation does not believe that this significant finding would have a material impact on the assurances placed on the 2022 Statements
Law and Regulations

There was insufficient appropriate audit evidence of the engagement team’s understanding of the legal and regulatory framework applicable to the company in the various jurisdictions in which it operates, and how the company is complying with that framework. Inquiries as to whether the company complied with such laws and regulations were not made of appropriate individuals in management or with those charged with governance. There was no inspection of correspondence with relevant licensing or regulatory authorities.

The Corporation does not believe that this significant finding would have a material impact on the assurances placed on the 2022 Statements
Audit Documentation and File Assembly

CPAB found information that indicated audit evidence was added to the final audit file after the file assembly date and after the firm was notified about the file inspection. There was no audit documentation explaining the specific reasons for adding and modifying audit evidence and by whom modifications were made and reviewed.

The Corporation does not believe that this significant finding would have a material impact on the assurances placed on the 2022 Statements
Key Audit Matters	The engagement team did not communicate key audit matters in the auditor’s report and did not evidence their determination that there were no key audit matters to communicate. Specifically, the engagement team did not document and assess whether the matters that were communicated with those charged with governance that required significant auditor attention in performing the audit should have been key audit matters	The Corporation does not believe that this significant finding would have a material impact on the assurances placed on the 2022 Statements

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